Exhibit 99.2

ALTAGAS LTD. ANNOUNCES MONTHLY DIVIDEND

Calgary, Alberta (February 10, 2020)

AltaGas Ltd. (“AltaGas”) (TSX: ALA) announced today that the February dividend will be paid on March 16, 2020, to common shareholders of record on February 25, 2020. The ex-dividend date is February 24, 2020. The amount of the dividend will be $0.08 for each common share. This dividend is an eligible dividend for Canadian income tax purposes.

AltaGas is a leading North American energy infrastructure company with a focus on regulated Utilities, Midstream and Power. AltaGas creates value by growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca.

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investor.relations@altagas.ca	media.relations@altagas.ca

This news release contains forward-looking statements. When used in this news release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “seek”, “propose”, “estimate”, “expect”, and similar expressions, as they relate to AltaGas or an affiliate of AltaGas, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, the payment of dividends. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas’ public disclosure documents. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.